Exhibit 99.2

TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2022

PART I - FINANCIAL INFORMATION

Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Balance Sheets

(US dollars in thousands, except share amounts)

(unaudited)

	March 31,	December 31,
	2022	2021

ASSETS
Current assets:
Cash and cash equivalents	$54,325	$53,486
Restricted cash	1,475	1,524
Accounts receivable, net	58,321	61,073
Equipment Installment Plan (“EIP”) receivables, net	39,441	41,663
Inventory	12,933	10,918
Prepaid expenses and other current assets	41,128	32,175
Total current assets	207,623	200,839

Property and equipment, net	312,910	307,085
Operating lease right-of-use assets, net	118,979	120,414
License costs and other intangible assets, net	59,838	61,377
Goodwill	9,843	9,689
Long-term EIP receivables	34,217	34,537
Deferred income taxes	22,888	23,890
Other assets	46,997	46,036
Total assets	$813,295	$803,867

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$26,628	$27,171
Construction accounts payable	11,898	22,466
Current portion of debt and financing lease liabilities	249,630	31,589
Customer deposits and unearned revenue	24,817	25,851
Short-term operating lease liabilities	19,676	19,315
Other current liabilities and accrued expenses	134,238	99,231
Total current liabilities	466,887	225,623

Long-term debt and financing lease liabilities	427,904	631,685
Deferred income taxes	453	298
Non-current operating lease liabilities	165,841	168,437
Other non-current liabilities	24,088	23,858
Total liabilities	1,085,173	1,049,901

Commitments and contingencies
	-	-
Shareholders' deficit:
Common shares and additional paid-in capital; no par value, unlimited authorized, 85,826,853 and 86,461,484 shares issued and outstanding	296	486
Accumulated deficit	(318,183)	(288,235)
Accumulated other comprehensive income	9,158	6,860
Total Trilogy International Partners Inc. shareholders' deficit	(308,729)	(280,889)
Noncontrolling interests	36,851	34,855
Total shareholders' deficit	(271,878)	(246,034)

Total liabilities and shareholders' deficit	$813,295	$803,867

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

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TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(US dollars in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,
	2022	2021
Revenues
Wireless service revenues	$101,462	$108,842
Fixed broadband service revenues	27,665	27,246
Equipment sales	24,125	31,086
Non-subscriber international long distance and other revenues	2,105	2,157
Total revenues	155,357	169,331

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	54,163	53,979
Cost of equipment sales	24,843	34,143
Sales and marketing	20,495	20,503
General and administrative	30,995	28,812
Depreciation, amortization and accretion	18,122	28,180
Loss on disposal of assets	495	448
Total operating expenses	149,113	166,065
Operating income	6,244	3,266

Other (expenses) income
Interest expense	(14,327)	(13,303)
Change in fair value of warrant liability	105	53
Other, net	(14,589)	1,823
Total other expenses, net	(28,811)	(11,427)
Loss before income taxes	(22,567)	(8,161)
Income tax expense	(6,184)	(3,575)
Net loss	(28,751)	(11,736)
Less: Net (income) loss attributable to noncontrolling interests	(1,061)	2,993
Net loss attributable to Trilogy International Partners Inc.	$(29,812)	$(8,743)

Comprehensive (loss) income
Net loss	$(28,751)	$(11,736)
Other comprehensive income (loss):
Foreign currency translation adjustments	3,179	(6,118)
Net gain on short-term investments	-	10
Other comprehensive income (loss)	3,179	(6,108)
Comprehensive loss	(25,572)	(17,844)
Comprehensive (income) loss attributable to noncontrolling interests	(1,942)	6,000
Comprehensive loss attributable to Trilogy International Partners Inc.	$(27,514)	$(11,844)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 14 - Earnings per Share)	$(0.34)	$(0.15)
Diluted (see Note 14 - Earnings per Share)	$(0.34)	$(0.15)

Weighted average common shares:
Basic	86,557,970	58,787,521
Diluted	86,557,970	58,787,521

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

2

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Changes in Shareholders' Deficit

(US dollars in thousands, except shares)

(unaudited)

					Accumulated
	Common Shares		Additional		Other		Total
			Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	Income	Interests	Deficit
Balance, December 31, 2020	59,126,613	$-	$5,978	$(97,369)	$9,936	$42,566	$(38,889)
Equity-based compensation	-	-	928	-	-	57	985
Net loss	-	-	-	(8,743)	-	(2,993)	(11,736)
Other comprehensive loss	-	-	-	-	(3,101)	(3,007)	(6,108)
Issuance of shares related to RSUs and other	794,511	-	(569)	-	42	258	(269)
Balance, March 31, 2021	59,921,124	$-	$6,337	$(106,112)	$6,877	$36,881	$(56,017)

Balance, December 31, 2021	86,461,484	$-	$486	$(288,235)	$6,860	$34,855	$(246,034)
Equity-based compensation	-	-	444	-	-	54	498
Net (loss) income	-	-	-	(29,812)	-	1,061	(28,751)
Other comprehensive income	-	-	-	-	2,298	881	3,179
Forfeiture of shares	(1,675,336)	-	-	-	-	-	-
Issuance of shares related to RSUs and other	1,040,705	-	(634)	(136)	-	-	(770)
Balance, March 31, 2022	85,826,853	$-	$296	$(318,183)	$9,158	$36,851	$(271,878)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

3

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

(unaudited)

	Three Months Ended March 31,
	2022	2021
Operating activities:
Net loss	$(28,751)	$(11,736)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	1,444	2,356
Depreciation, amortization and accretion	18,122	28,180
Equity-based compensation	498	985
Loss on disposal of assets	495	448
Non-cash right-of-use asset lease expense	3,646	4,882
Non-cash interest expense and debt derivative instrument charge	2,117	1,780
Settlement of cash flow hedges	(284)	(613)
Change in fair value of warrant liability	(105)	(53)
Non-cash gain from change in fair value on cash flow hedges	(1,669)	(935)
Loss (gain) on forward exchange contracts and unrealized foreign exchange transactions	15,666	(906)
Deferred income taxes	1,522	3,254
Changes in operating assets and liabilities:
Accounts receivable	1,792	(6,711)
EIP receivables	3,837	(2,598)
Inventory	(1,765)	2,439
Prepaid expenses and other current assets	(8,467)	(15,725)
Other assets	(1,711)	(1,665)
Accounts payable	(646)	5,708
Operating lease liabilities	(4,734)	(4,340)
Other current liabilities and accrued expenses	20,043	(9,256)
Customer deposits and unearned revenue	(1,383)	(744)
Net cash provided by (used in) operating activities	19,667	(5,250)

Investing activities:
Purchase of property and equipment	(26,326)	(11,197)
Purchase of spectrum licenses and other additions to license costs	-	(6,203)
Maturities and sales of short-term investments	-	3,000
Other, net	(687)	(1,496)
Net cash used in investing activities	(27,013)	(15,896)

Financing activities:
Proceeds from debt	10,000	-
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(7,675)	(7,485)
Proceeds from EIP receivables financing obligation	6,150	20,653
Other, net	(770)	(277)
Net cash provided by financing activities	7,705	12,891

Net increase (decrease) in cash, cash equivalents and restricted cash	359	(8,255)

Cash, cash equivalents and restricted cash, beginning of period	55,010	102,525

Effect of exchange rate changes	431	(935)

Cash, cash equivalents and restricted cash, end of period	$55,800	$93,335

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

4

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). All intercompany transactions and accounts have been eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2021 is derived from the Company’s audited financial statements at that date, which should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements has been condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia, which may be provided using fixed line or wireless technology. As a result, fixed Long Term Evolution (“LTE”) service revenues were reclassified from Wireless service revenues and are now included as a component of Fixed broadband service revenues in our Condensed Consolidated Statements of Operations and Comprehensive Loss. This reclassification has been applied to all periods presented in these financial statements. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $1.5 million and $1.1 million for the three months ended March 31, 2022 and 2021, respectively. This change had no impact on total revenues or net loss for any period presented.

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

The Company has two reportable segments, New Zealand and Bolivia. See Note 2 – Assets Held for Sale for further information regarding pending transactions related to the New Zealand and Bolivia segments.

Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment results and consolidated financial results. Additional information relating to our reportable segments is included in Note 17 – Segment Information. Below is a brief summary of each of the Company’s operations:

New Zealand:

Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over third generation (“3G”) and fourth generation (“4G”) networks. 2degrees maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. In addition, 2degrees offers fixed broadband communications services to residential and enterprise customers.

As of March 31, 2022, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.2%.

Bolivia:

Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November, 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a Global System for Mobile Communications network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to mobile voice and data services, NuevaTel offers fixed wireless broadband services and public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

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TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

As of March 31, 2022, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5%.

Recent Developments:

Assets Held for Sale

In December 2021, the Company entered into a definitive agreement to sell 100% of its indirect equity interest in 2degrees (the “2degrees Sale”) to Voyage Digital (NZ) Limited (“Voyage Digital”), and in March 2022, entered into an agreement to transfer 100% of its direct equity interest in NuevaTel to Balesia Technologies, Inc. (“Balesia”) for a nominal purchase price (the “NuevaTel Transaction”).

On March 15, 2022, the 2degrees Sale was approved by special resolution at a meeting of our shareholders. Subsequently, all required regulatory approvals for the 2degrees Sale were obtained. The 2degrees Sale is targeted to close by the end of May 2022 and the closing is subject to the receipt of certain third party consents as well as other customary conditions, all of which are expected to be satisfied by the end of May 2022.

The closing of the NuevaTel Transaction is subject to Bolivian regulatory approval, unless such condition is waived by Balesia, as well as other customary closing conditions. The Company currently anticipates that regulatory approval and satisfaction of the closing conditions will be obtained and satisfied, and that the closing of the NuevaTel Transaction will occur in the second quarter of 2022.

Subsequent to March 31, 2022, TIP Inc. surrendered its 20% ownership interest in Salamanca Solutions International LLC (“SSI”) to Salamanca Holding Company (“SHC”) and cancelled an $80 thousand promissory note that SSI had issued to the Company in January 2022. SSI owns billing and customer relations management intellectual property, and associated software support and development services that it has licensed to NuevaTel. Following the Company’s surrender of its SSI ownership interest and cancellation of the promissory note, and in connection with the anticipated closing of the NuevaTel Transaction, Balesia acquired 100% of SHC.

See Note 2 – Assets Held for Sale for additional information regarding the pending transactions and the presentation of financial results and activities of both 2degrees and NuevaTel within the Condensed Consolidated Financial Statements.

Impact of COVID-19 on our Business:

The business and operations of both 2degrees and NuevaTel have been affected by the COVID-19 pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of future effects on the Company’s businesses and financial results cannot be reliably estimated.

The consequences of COVID-19 and related societal restrictions have been more pronounced in Bolivia, and the impact of the pandemic on the financial results of NuevaTel has been more significant, than in New Zealand. Over the course of 2020 and 2021, and continuing into the first quarter of 2022, NuevaTel experienced a reduction in key financial metrics, including revenues, Segment Adjusted EBITDA and subscribers, as a result of societal and movement restrictions and their continuing effects which significantly affected customer behavior. Additionally, societal and movement restrictions in effect in Bolivia during the pandemic resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends.

NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $13.8 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2022. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020. Although these initiatives have tempered the impact to date, the prolonged effect of the COVID-19 pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations of NuevaTel due in the second quarter of 2022. Management continues to seek solutions that will address the issues associated with meeting these obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If these steps prove to be insufficient or the previously described NuevaTel Transaction is not completed in the near-term, NuevaTel is projected to have a cash shortfall in the coming months, possibly before the end of the second quarter of 2022.

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TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Liquidity:

2degrees has a bank loan facility (the “New Zealand 2023 Senior Facilities Agreement”) with a total outstanding balance of $285 million New Zealand dollars (“NZD”) ($197.9 million based on the exchange rate at March 31, 2022). The New Zealand 2023 Senior Facilities Agreement is scheduled to mature in February 2023 unless it is refinanced or its maturity date is extended, and the outstanding balance of $197.9 million is presented as a current obligation as of March 31, 2022 in the Condensed Consolidated Balance Sheets. In the absence of an extension of the maturity date of this obligation and as long as the Company continues to hold an ownership interest in 2degrees, the significant amounts due under the New Zealand 2023 Senior Facilities Agreement relative to the Company’s available liquid assets would raise substantial doubt about the Company’s ability to continue as a going concern and to satisfy this obligation within one year from the date on which these Condensed Consolidated Financial Statements are issued. However, as further discussed in Note 2 – Assets Held for Sale, in March 2022, our shareholders approved a definitive agreement to sell the Company’s equity interest in 2degrees to a third party acquiror. Upon the closing of the 2degrees Sale, the Company and its retained consolidated subsidiaries would no longer have any obligation related to the New Zealand 2023 Senior Facilities Agreement. While the transaction is subject to the receipt of certain third party consents as well as other customary conditions, the required regulatory approvals have been received and management’s plans to complete the 2degrees Sale are considered probable to be completed based on the stage and status of the sale process as of the date of issuance of these Condensed Consolidated Financial Statements and accordingly alleviates the substantial doubt regarding the Company’s ability to continue as a going concern.

Separately, as further discussed in Note 8 – Debt, as of March 31, 2022, NuevaTel was not in compliance with the debt service ratio covenant contained in the bonds issued by NuevaTel in the aggregate outstanding principal amount of $20.1 million. NuevaTel has not received a waiver from the bondholders in relation to this covenant breach, and such debt has been presented as a current obligation on the Condensed Consolidated Balance Sheet as of March 31, 2022. None of TIP Inc. or its subsidiaries (other than NuevaTel) have any obligation under such debt and, accordingly, this current obligation of NuevaTel does not impact the going concern considerations for TIP Inc.

Summary of Significant Accounting Policies

Use of Estimates:

The preparation of the unaudited interim Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash:

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The Company classifies cash as restricted when the cash is unavailable for use in general operations. The restricted cash balances held by the Company consisted primarily of cash balances restricted to offset current installments of debt.

Balance sheet information related to cash, cash equivalents and restricted cash as of March 31, 2022 and December 31, 2021 consisted of the following:

	As of March 31, 2022	As of December 31, 2021
Cash and cash equivalents	$54,325	$53,486
Restricted cash	1,475	1,524
Total cash, cash equivalents and restricted cash	$55,800	$55,010

Accounts Receivable, net:

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $6.2 million and $6.3 million as of March 31, 2022 and December 31, 2021, respectively.

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TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Cloud computing arrangements that are service contracts:

The Company has entered into hosted cloud computing arrangements that are considered to be service contracts and has deferred certain development costs related to implementing the cloud computing arrangements. As of March 31, 2022 and December 31, 2021, the Company had net deferred implementation costs of $10.6 million and $9.7 million, respectively, which were primarily included in Other assets. A portion of the deferred balances relate to the implementation of a new enterprise resource planning system at 2degrees, which will replace certain of its existing core financial systems.

The Company amortizes the implementation costs over the service contract period of the hosting arrangement. Amortization expense for the implementation costs was $0.3 million and $0.4 million for the three months ended March 31, 2022 and 2021, respectively, and is included within General and administrative expenses.

Recently Issued Accounting Standards:

In accordance with the provisions for an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, the Company may defer adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to continue to use the extended transition period while it continues to be subject to the emerging growth company guidelines. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13 related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the “credit loss standard”). The credit loss standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The credit loss standard took effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2019-10, for companies that file under private company guidelines, the credit loss standard will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption was permitted for all entities for fiscal years beginning after December 15, 2018. As we continue to be subject to the guidelines applicable to an “emerging growth company” for the near term, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information concerning the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. This new standard is effective for all entities with fiscal years beginning after December 15, 2021 and only impacts annual financial statement footnote disclosures. Therefore, the adoption is not expected to have a material effect on our consolidated financial statements.

NOTE 2 – ASSETS HELD FOR SALE

The Company is in the process of disposing of substantially all of the net assets and operating activities of the Company’s operating segments pursuant to the 2degrees Sale and the NuevaTel Transaction. The Company expects to use a portion of the proceeds from the 2degrees Sale to pay all of its outstanding debt obligations.

On March 15, 2022, the 2degrees Sale was approved by special resolution at a meeting of our shareholders. Subsequently, all required regulatory approvals were obtained. The Company anticipates that closing of the sale will take place by the end of May 2022, subject to receiving certain third party consents as well as other customary conditions. Under the terms of the purchase agreement, Voyage Digital will acquire all of the equity interests in 2degrees. On a cash free debt free basis, the purchase price for 100% of the 2degrees shares (including employee options that will convert into shares in connection with the sale) represents an equity value of $1.315 billion NZD, subject to potential adjustments at closing for specific costs or payments by 2degrees between signing and closing. Although a portion of the estimated proceeds the Company expects to receive from the 2degrees Sale is subject to a forward exchange contract that secures an exchange rate of approximately 0.67, as further discussed in Note 9 – Derivative Financial Instruments, the remaining portion of the estimated proceeds is subject to foreign currency exposure which could reduce the USD amount ultimately received.

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TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

As of March 15, 2022, we determined that the 2degrees business met the criteria to be classified as held for sale. While the transaction is subject to the receipt of certain third party consents as well as other customary conditions, management’s plans to complete the 2degrees Sale were considered probable based on the stage and status of the sale process as of the end of the first quarter of 2022. Therefore, we ceased recording depreciation and amortization on the applicable and relevant 2degrees non-current tangible and intangible assets from March 15, 2022 in accordance with Accounting Standards Codification (“ASC”) 360-10, Impairment and Disposal of Long-Lived Assets (“ASC 360-10”). In addition, outstanding restricted share units (“RSUs”) issued to certain officers and employees under TIP Inc.’s restricted share unit plan (“RSU Plan”) are expected to vest immediately upon the closing of the 2degrees Sale, which we deemed probable as of March 15, 2022. As a result of a change in the estimated required service period, $3.0 million of unrecognized equity-based compensation expense as of March 31, 2022 will be accelerated through the second quarter of 2022. The incremental compensation expense recognized in the first quarter of 2022 was insignificant.

The following are summarized balance sheet information and results of operations for the 2degrees Sale:

	As of March 31, 2022	As of December 31, 2021
Current assets:
Cash, cash equivalents and restricted cash	$38,031	$36,760
Accounts receivable, net	35,452	36,847
EIP receivables, net	39,237	41,268
Inventory	11,883	9,677
Prepaid expenses and other current assets	26,464	24,269
Total current assets	151,067	148,821

Property and equipment, net	275,146	267,695
Operating lease right-of-use assets, net	68,036	67,948
License costs, goodwill and other intangible assets, net	35,981	36,449
Long-term EIP receivables	34,217	34,537
Deferred income taxes	22,888	23,890
Other assets	40,654	38,697
Total assets	$627,989	$618,037

Current liabilities:
Accounts payable	$9,240	$9,574
Construction accounts payable	9,431	19,389
Current portion of debt and financing lease liabilities	225,641	27,736
Customer deposits and unearned revenue	22,844	23,695
Short-term operating lease liabilities	9,102	9,017
Other current liabilities and accrued expenses	56,034	54,021
Total current liabilities	332,292	143,432

Long-term debt and financing lease liabilities	397	195,145
Non-current operating lease liabilities	75,080	75,281
Other non-current liabilities	19,470	19,160
Total liabilities	$427,239	$433,018

Income before income taxes for the New Zealand segment was $17.4 million and $13.1 million for the three months ended March 31, 2022 and 2021, respectively. New Zealand segment income before income taxes attributable to TIP Inc. was $12.7 million and $6.6 million for the three months ended March 31, 2022 and 2021, respectively.

As of March 28, 2022, we determined that the NuevaTel business met the criteria to be classified as held for sale. While the transaction is subject to regulatory approval, management’s plans to complete the NuevaTel Transaction were considered probable to be completed based on the stage and status of the transaction as of the end of the first quarter of 2022. Therefore, we ceased recording depreciation and amortization on the applicable and relevant NuevaTel non-current tangible and intangible assets from March 28, 2022 in accordance with ASC 360-10.

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TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following are summarized balance sheet information and results of operations for the NuevaTel Transaction:

	As of March 31, 2022	As of December 31, 2021
Current assets:
Cash, cash equivalents and restricted cash	$13,807	$17,548
Accounts receivable and EIP receivables, net	22,989	24,464
Inventory	1,050	1,241
Prepaid expenses and other current assets	13,995	7,257
Total current assets	51,841	50,510

Property and equipment, net	37,652	39,274
Operating lease right-of-use assets, net	50,198	51,662
License costs and other intangible assets, net	33,700	34,617
Other assets	6,344	7,340
Total assets	$179,735	$183,403

Current liabilities:
Accounts payable	$15,808	$15,762
Construction accounts payable	2,467	3,077
Current portion of debt and financing lease liabilities	23,989	3,853
Customer deposits and unearned revenue	1,973	2,156
Short-term operating lease liabilities	10,364	10,080
Other current liabilities and accrued expenses	42,274	34,979
Total current liabilities	96,875	69,907

Long-term debt and financing lease liabilities	8,230	29,321
Non-current operating lease liabilities	90,193	92,538
Other non-current liabilities	4,617	4,697
Total liabilities	$199,915	$196,463

Loss before income taxes for the Bolivia segment was $6.2 million and $7.6 million for the three months ended March 31, 2022 and 2021, respectively. Bolivia segment loss before income taxes attributable to TIP Inc. was $4.5 million and $3.8 million for the three months ended March 31, 2022 and 2021, respectively.

The 2degrees Sale and NuevaTel Transaction are not presented as discontinued operations as of and for the period ended March 31, 2022, as the associated activity represents substantially all of the Company’s net productive assets and results of operations. Accordingly, they do not meet the definition of a component of an entity that would qualify for discontinued operations presentation because they are not clearly distinguishable from the rest of the entity. Consistent with this analysis, the Company has also elected not to present the intended disposals as disposal groups since the separate presentation of such a significant portion of the Company’s net productive assets as single line items for assets and liabilities in our Condensed Consolidated Balance Sheets would not be meaningful to our financial statement users. Although the senior secured notes issued by Trilogy International South Pacific LLC (“TISP”) are a substantial liability, the Company’s presentation is consistent with the concept that substantially all of the productive business net assets are held for sale. See Note 8 – Debt for additional information on the notes issued by TISP. Separately, and consistent with the held for sale determination, we determined that it is apparent that the deductible outside basis difference attributable to the Company’s investments in 2degrees and NuevaTel, which is significant, will reverse in the foreseeable future. However, the related deferred tax asset is offset with a valuation allowance as of the beginning of the year, resulting in no net income tax provision impact.

10

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 3 – PROPERTY AND EQUIPMENT

	As of March 31, 2022	As of December 31, 2021
Land, buildings and improvements	$15,162	$14,381
Wireless communication systems	552,694	536,986
Furniture, equipment, vehicles and software	182,755	172,534
Construction in progress	51,604	58,046
	802,215	781,947
Less: accumulated depreciation	(489,305)	(474,862)
Property and equipment, net	$312,910	$307,085

Depreciation expense was $15.9 million and $24.8 million for the three months ended March 31, 2022 and 2021, respectively.

Advances to equipment vendors are included in Other assets and totaled $0.6 million and $2.6 million as of March 31, 2022 and December 31, 2021, respectively.

Supplemental Cash Flow Disclosure:

The Company did not make acquisitions of property and equipment using current and long-term debt during the three months ended March 31, 2022 and 2021.

The Company acquires property and equipment using current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $10.5 million and $1.0 million for the three months ended March 31, 2022 and 2021, respectively.

NOTE 4 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

No goodwill impairment was recognized as of March 31, 2022 or December 31, 2021 since events and circumstances did not indicate such an impairment. Changes in the Company’s goodwill balance for the three months ended March 31, 2022 and 2021 were related to foreign currency adjustments and were not material.

The Company’s license costs and other intangible assets consisted of the following:

		As of March 31, 2022			As of December 31, 2021
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
License costs	7 - 20 years	$148,859	$(89,073)	$59,786	$147,087	$(85,813)	$61,274
Subscriber relationships	7 years	12,985	(12,933)	52	12,781	(12,678)	103
Other	6 years	1,418	(1,418)	-	1,396	(1,396)	-
Total		$163,262	$(103,424)	$59,838	$161,264	$(99,887)	$61,377

Fully amortized license costs continue to be presented in the table above when renewals have occurred for the same spectrum bands. Amortization expense of license costs and other intangible assets was $1.9 million and $3.0 million for the three months ended March 31, 2022 and 2021, respectively.

11

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 5 – EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of March 31, 2022	As of December 31, 2021
EIP receivables, gross	$83,964	$86,821
Unamortized imputed discount	(3,886)	(4,080)
EIP receivables, net of unamortized imputed discount	$80,078	$82,741
Allowance for doubtful accounts	(6,420)	(6,541)
EIP receivables, net	$73,658	$76,200

Classified on the balance sheet as:	As of March 31, 2022	As of December 31, 2021
EIP receivables, net	$39,441	$41,663
Long-term EIP receivables	34,217	34,537
EIP receivables, net	$73,658	$76,200

Of the $84.0 million EIP receivables gross amount as of March 31, 2022, $82.3 million related to 2degrees and the remaining amount related to NuevaTel. Of the $86.8 million EIP receivables gross amount as of December 31, 2021, $85.0 million related to 2degrees and the remaining amount related to NuevaTel.

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber’s EIP, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with a lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with a higher delinquency risk. Based on subscribers’ credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel offers installment plans only to subscribers with a low delinquency risk based on NuevaTel’s credit analysis and the subscriber’s income level. As of the periods presented, all of NuevaTel’s unbilled EIP receivables were categorized as prime.

The balances of EIP receivables on a gross basis by credit category as of the periods presented were as follows:

	As of March 31, 2022	As of December 31, 2021
Prime	$66,006	$68,761
Subprime	17,958	18,060
Total EIP receivables, gross	$83,964	$86,821

The EIP receivables had weighted average imputed discount rates of 7.01% and 7.03% as of March 31, 2022 and December 31, 2021, respectively.

12

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended March 31,
	2022	2021
Beginning balance of EIP receivables, net	$76,200	$80,790
Additions	20,067	22,172
Billings and payments	(18,365)	(19,493)
Sales of EIP receivables	(5,789)	-
Foreign currency translation	1,230	(2,828)
Change in allowance for doubtful accounts and imputed discount	315	(259)
Total EIP receivables, net	$73,658	$80,382

Sales of EIP Receivables:

2degrees is party to a mobile handset receivables sales agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the EIP Sale Agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms.

The following table summarizes the impact of the sales of the EIP receivables in the three months ended March 31, 2022. There were no sales of EIP receivables in the three months ended March 31, 2021.

Three Months Ended
March 31, 2022

EIP receivables derecognized	$5,789
Cash proceeds	(5,326)
Reversal of unamortized imputed discount	(327)
Reversal of allowance for doubtful accounts	(346)
Pre-tax gain on sales of EIP receivables	$(210)

EIP Receivables Financing:

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the “EIP Purchaser”) and financial institutions that lend capital to the EIP Purchaser. Under the arrangement, 2degrees may sell EIP receivables to the EIP Purchaser at a price reflecting interest rates and fees established in the arrangement.

The outstanding balance of the current and long-term portion of unbilled EIP receivables pledged through this arrangement was $20.8 million and $12.3 million, respectively, as of March 31, 2022. The outstanding balance of the current and long-term portion of unbilled EIP receivables pledged through this arrangement was $21.9 million and $11.5 million, respectively, as of December 31, 2021. The current portion of these EIP receivables were included in EIP receivables, net and the long-term portion in Long-term EIP receivables in the Condensed Consolidated Balance Sheets. These EIP receivables serve as collateral for the outstanding financing obligation of $27.0 million and $26.8 million as of March 31, 2022 and December 31, 2021, respectively, related to this secured borrowing arrangement with the EIP Purchaser in Current portion of long-term debt in the Condensed Consolidated Balance Sheets.

13

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 6 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	As of March 31, 2022	As of December 31, 2021
Payroll and employee benefits	$19,256	$19,945
Value-added tax and other business taxes	17,978	10,958
Other	97,004	68,328
Other current liabilities and accrued expenses	$134,238	$99,231

NOTE 7 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis as of March 31, 2022:

	Fair Value Measurement as of March 31, 2022
	Total	Level 1	Level 2	Level 3
Assets:
Interest rate swaps	$4,720	$-	$4,720	$-
Total assets	$4,720	$-	$4,720	$-

Liabilities:
Forward exchange contracts	$15,852	$-	$15,852	$-
Interest rate swaps	53	-	53	-
Options instruments classified as liability	2,662	-	-	2,662
Total liabilities	$18,567	$-	$15,905	$2,662

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Fair Value Measurement as of December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:
Interest rate swaps	$2,765	$-	$2,765	$-
Total assets	$2,765	$-	$2,765	$-

Liabilities:
Forward exchange contracts	$145	$-	$145	$-
Warrant liability	108	108	-	-
Interest rate swaps	135	-	135	-
Options instruments classified as liability	2,620	-	-	2,620
Total liabilities	$3,008	$108	$280	$2,620

14

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date along with a comparison of the price difference for an equivalent forward exchange contract as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The warrants expired and were no longer outstanding as of March 31, 2022. The fair value of the option instruments is measured using the Black-Scholes valuation model under a consistent methodology used to measure the awards of all 2degrees service-based share options. The valuation additionally considered the proposed transaction price and related information from the pending 2degrees Sale as discussed in Note 2 – Assets Held for Sale.

There were no transfers between levels within the fair value hierarchy during the three months ended March 31, 2022 and 2021.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of March 31, 2022 and December 31, 2021 were as follows:

	As of March 31, 2022	As of December 31, 2021
Carrying amount, excluding unamortized discount and deferred financing costs	$687,596	$675,448
Fair value	$682,052	$662,881

For the three months ended March 31, 2022 and 2021, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 8 – DEBT

The Company’s long-term and other debt as of March 31, 2022 and December 31, 2021 consisted of the following:

	As of March 31, 2022	As of December 31, 2021
TIP Inc. Bridge Loans	$10,000	$-
TISP 8.875% Notes	367,707	367,707
TISP 10.0% Notes	51,000	51,000
New Zealand 2023 Senior Facilities Agreement	197,897	194,801
New Zealand EIP Receivables Financing Obligation	26,972	26,788
Bolivian Bond Debt	20,114	20,114
Bolivian Tower Transaction Financing Obligation	4,116	4,166
Bolivian 2023 Bank Loan	4,000	4,444
Bolivian 2022 Bank Loan	2,187	2,625
Other	3,603	3,803
	687,596	675,448
Less: deferred financing costs	(3,777)	(4,597)
Less: unamortized discount	(6,285)	(7,577)
Total debt and financing lease liabilities	677,534	663,274
Less: current portion of debt and financing lease liabilities	(249,630)	(31,589)
Total long-term debt and financing lease liabilities	$427,904	$631,685

15

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

TIP Inc. Bridge Loans:

In order to fund its operations, pending the closing of the 2degrees Sale, in January 2022 the Company entered into short-term loan agreements with three of its principal shareholders aggregating up to $10 million in commitments (the “Bridge Loans”). The Bridge Loans are unsecured and accrue interest at the rate of 13.5% per annum, payable on May 16, 2022, November 15, 2022, and the maturity date, provided that the Company may elect not to pay interest on any of such dates prior to the maturity date, in which case accrued but unpaid interest will be added to the outstanding principal amount of the Bridge Loans. The Bridge Loans mature on the earlier of May 15, 2023 or the date of a change of control of the Company. The closing of the sale of 2degrees to Voyage Digital will constitute a change of control pursuant the Bridge Loans. In the first quarter of 2022, $10.0 million was received by the Company under the terms of the Bridge Loans.

TISP 8.875% Notes:

On May 6, 2021, TISP and TISP Finance, Inc. (“TISP Finance” and collectively with TISP, the “Issuers”), each indirect subsidiaries of Trilogy LLC, initiated a private offer (“Exchange Offer”) to the holders of the then-outstanding $350 million aggregate principal amount of senior secured notes of Trilogy LLC and Trilogy International Finance Inc. (the “Trilogy LLC 2022 Notes”) to exchange any and all of the Trilogy LLC 2022 Notes for newly issued 8.875% senior secured notes due 2023 of the Issuers (the “TISP 8.875% Notes”). The Exchange Offer closed on June 7, 2021 and at such time eligible holders who validly tendered their Trilogy LLC 2022 Notes in the Exchange Offer prior to the “Early Tender Date” received $1,020 in principal amount of TISP 8.875% Notes per $1,000 principal amount of Trilogy LLC 2022 Notes that were tendered. Pursuant to the Exchange Offer, $346.1 million of the Trilogy LLC 2022 Notes were exchanged for an aggregate total principal of $353.1 million of TISP 8.875% Notes.

Concurrently with the closing of the Exchange Offer, certain holders (the “Backstop Holders”) of Trilogy LLC 2022 Notes and the TISP 10.0% Notes (as defined below) acquired an additional aggregate principal amount of $3.9 million TISP 8.875% Notes. The Backstop Holders received $1,020 in principal amount of TISP 8.875% Notes per $1,000 of the purchase price paid for such notes. The proceeds of such purchase were used to redeem all of the remaining outstanding Trilogy LLC 2022 Notes that were not tendered in the Exchange Offer. In addition, the Backstop Holders were paid $1.9 million in backstop fees.

The TISP 8.875% Notes bear interest at a rate of 8.875% per annum. Interest on the TISP 8.875% Notes is payable semi-annually in arrears on May 15 and November 15. No principal payments are due until maturity on May 15, 2023. TISP has the option of redeeming the TISP 8.875% Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice at 100%.

The TISP 8.875% Notes are guaranteed by Trilogy LLC, Trilogy International South Pacific Holdings LLC (“TISPH”), a direct subsidiary of Trilogy LLC and the direct parent of TISP, and certain other subsidiaries of Trilogy LLC, and are secured by, among other things, first-priority liens on (i) 100% of the equity interests of TISPH, TISP and TISP Finance, (ii) 100% of TISP’s right, title and interest in any intercompany loan made to Trilogy LLC, and (iii) 100% of TISP’s right, title and interest in a cash collateral account in which the proceeds of any sale of NuevaTel or 2degrees Liquidity Event (as defined below) are required to be held until such time that such proceeds are used as required under the terms of the indenture governing the TISP 8.875% Notes, in each case subject to the seniority of the first-priority liens on such assets granted to the holders of the TISP 10.0% Notes.

As defined in the TISP 8.875% Note indenture, a “2degrees Liquidity Event” is any of the following: 2degrees equity being publicly traded or listed on a national securities exchange, any sale by the Company of any of its equity interest in 2degrees, or the sale of all or substantially all of the assets of 2degrees. The TISP 8.875% Notes indenture further provides that the initial 2degrees Liquidity Event may not be consummated if, following such transaction, the net cash proceeds received by Trilogy LLC or its subsidiaries do not exceed $150.0 million NZD, and if a 2degrees Liquidity Event is consummated, substantially all of the net cash proceeds thereof would be required to be used first to redeem the TISP 10.0% Notes and any remaining net cash proceeds would be required to be used to redeem the TISP 8.875% Notes (except that 2degrees may retain up to $150.0 million NZD it receives in any such transaction).

The indenture governing the TISP 8.875% Notes contains various covenants that restrict TISP, Trilogy LLC and their restricted subsidiaries from, among other things: incurring additional indebtedness, repaying other indebtedness prior to maturity, making acquisitions or investments (including in certain of our subsidiaries), creating or incurring certain liens, transferring or selling certain assets, entering into transactions with affiliates, and entering into mergers or consolidations. In particular, the covenant restricting the incurrence of additional indebtedness prohibits Trilogy LLC, TISP and their restricted subsidiaries from incurring additional indebtedness, subject to certain exceptions, such as exceptions that permit 2degrees to incur certain additional indebtedness. In general, these restrictive covenants do not apply to NuevaTel.

16

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

In the event of the sale of Trilogy’s investment in NuevaTel or any distribution or dividend from NuevaTel, the net cash proceeds thereof are generally required to be used first to redeem the TISP 8.875% Notes and then any remaining net cash proceeds are required to be used to redeem the TISP 10.0% Notes.

As described above, if Trilogy consummates a 2degrees Liquidity Event, the net cash proceeds thereof would be required to be used first to redeem the TISP 10.0% Notes and any remaining net cash proceeds would be required to be used to redeem the TISP 8.875% Notes (except that 2degrees may retain up to $150.0 million NZD it receives in any such transaction).

In accordance with the indenture governing the TISP 8.875% Notes, if a 2degrees Liquidity Event in which the net cash proceeds received by the Company exceeded $150.0 million NZD was not consummated prior to December 31, 2021 or the TISP 8.875% Notes were not otherwise repaid in full by that date, TISP was required to issue additional TISP 8.875% Notes to each holder thereof in an aggregate principal amount equal to three percent (3%) of the TISP 8.875% Notes held by each such holder at such time, which would result in a total increase in principal amount of up to $10.7 million (a “Principal Increase Event”). As of December 31, 2021, a 2degrees Liquidity Event had not been consummated and the TISP 8.875% Notes had not been repaid and, accordingly, the principal balance of the TISP 8.875% Notes was increased by three percent or $10.7 million.

TISP 10.0% Notes:

In October 2020, TISP issued $50 million aggregate principal amount of its senior secured notes due 2022 (the “TISP 10.0% Notes”) pursuant to an agreement the terms of which were subsequently amended in June 2021 (as amended, the “Note Purchase Agreement”). The TISP 10.0% Notes bear interest at a rate of 10.0% and, as subsequently amended, mature on May 15, 2023. The TISP 10.0% Notes were issued at a 93.505% discount. Interest on the TISP 10.0% Notes is payable semi-annually in arrears on May 15 and November 15. No principal payments are due until maturity on May 15, 2023. TISP has the option of prepaying the TISP 10.0% Notes, in whole or in part, upon three (3) business days’ prior notice at 100% of the principal amount.

Cash proceeds from the issuance of the TISP 10.0% Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of the TISP 10.0% Notes. The proceeds of the TISP 10.0% Notes were used for the payments of interest due under the TISP 8.875% Notes and interest due under the TISP 10.0% Notes.

The TISP 10.0% Notes are guaranteed by Trilogy LLC, TISPH and certain other subsidiaries of Trilogy LLC. The TISP 10.0% Notes are also secured on a first-priority basis by the collateral securing the TISP 8.875% Notes as described above.

The terms applicable to the TISP 10.0% Notes are generally consistent with the terms applicable to the TISP 8.875% Notes, including those described in the summary of the TISP 8.875% Notes above as to use of proceeds of any sale of NuevaTel or a 2degrees Liquidity Event, except that the terms of the TISP 8.875% Notes relating to a Principal Increase Event do not apply to the TISP 10.0% Notes.

Additionally, the Note Purchase Agreement requires that $15.0 million in cash and cash equivalents be maintained free and clear of liens, other than specifically permitted liens, by Trilogy LLC and by TISPH and its subsidiaries, with the requirement that, for this purpose, cash and cash equivalents at 2degrees are measured based on TISP’s indirect proportionate equity interest in 2degrees.

As noted above, concurrently with its conducting of the Exchange Offer, TISP solicited and received consents to amend the Note Purchase Agreement. The primary purpose of the amendments was to extend the maturity date of the TISP 10.0% Notes until May 15, 2023, to permit the consummation of the transactions contemplated by the Exchange Offer, to conform the terms and conditions of the Note Purchase Agreement to be consistent with the indenture governing the TISP 8.875% Notes and to remove a requirement that the consideration payable arising from a sale of NuevaTel be at least $75.0 million.

Holders of 100% of the aggregate principal amount of TISP 10.0% Notes consented to the amendments to the TISP 10.0% Notes and in exchange received an increase in their principal amount equal to $20.00 per $1,000 principal amount of TISP 10.0% Notes, resulting in an increase in the aggregate principal amount of the TISP 10.0% Notes by $1.0 million to $51.0 million.

In connection with the consummation of the Exchange Offer, TISP, Trilogy LLC and the other guarantors of the TISP 8.875% Notes and the TISP 10.0% Notes, and the collateral agents for each of the TISP 8.875% Notes and the TISP 10.0% Notes, entered into a first lien intercreditor agreement that provides, among other things, that liens on the collateral securing both the TISP 8.875% Notes and the TISP 10.0% Notes will be pari passu and that all distributions in respect of such collateral will be made first, to the holders of the TISP 10.0% Notes, and second, ratably among the holders of the TISP 8.875% Notes and any other permitted first lien indebtedness.

17

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

New Zealand 2023 Senior Facilities Agreement:

In February 2020, 2degrees completed the New Zealand 2023 Senior Facilities Agreement, a bank loan syndication, in which ING Bank N.V. acted as the lead arranger. The New Zealand 2023 Senior Facilities Agreement has a total available commitment of $285 million NZD ($197.9 million based on the exchange rate at March 31, 2022).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees’ business ($30 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of March 31, 2022, the $235 million NZD facility ($163.2 million based on the exchange rate at March 31, 2022), the $30 million NZD facility ($20.8 million based on the exchange rate at March 31, 2022), and the $20 million NZD facility ($13.9 million based on the exchange rate at March 31, 2022) were fully drawn. The New Zealand 2023 Senior Facilities Agreement matures on February 7, 2023 and was recorded in Current portion of long-term debt and financing lease liabilities in the Condensed Consolidated Balance Sheets as of March 31, 2022. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – Liquidity for further information.

The borrowings and repayments under these facilities, including any recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future for further investments in 2degrees’ business.

The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time. The weighted average interest rate on the outstanding balance as of March 31, 2022 was 3.58%.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of March 31, 2022, the commitment fee rate was 0.96%.

Distributions from 2degrees to its shareholders, including the Company, are subject to free cash flow tests under the New Zealand 2023 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees’ free cash flow. The outstanding debt may be prepaid without penalty at any time.

The New Zealand 2023 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

•	maintain a total interest coverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not less than 3.0;

•	maintain a net leverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not greater than 2.50; and

•	ensure capital expenditures shall not exceed the aggregate of 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2023 Senior Facilities Agreement) plus any capital expenditure funded by the issuance of new equity in any financial year.

The New Zealand 2023 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

Covenants:

As of March 31, 2022, NuevaTel was not in compliance with the debt service ratio covenant contained in the bonds issued by NuevaTel in the aggregate outstanding principal amount of $20.1 million (the “Bolivian Bond Debt”). The debt service ratio covenant is calculated under local accounting standards assessing the trailing twelve-month results as of the quarterly measurement date, with March 31, 2022 being the first of such measurement dates. NuevaTel has a 90-day grace period in which to remedy the breach or seek a waiver from the bondholders. If NuevaTel is not able to remedy the breach or obtain a waiver, the bondholders have the right to assemble following the 90-day grace period to determine the course of action regarding NuevaTel’s future obligations under such debt. The Bolivian Bond Debt has been presented as a current obligation as of March 31, 2022 since a covenant waiver has not been received from the bondholders. None of TIP Inc. or its subsidiaries (other than NuevaTel) have any obligations under such debt, which is secured by certain sources of NuevaTel cash flows. As of March 31, 2022, the Company was in compliance with all other covenants contained in its various debt instruments.

18

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 9 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:

2degrees has entered into various interest rate swap agreements to fix its future interest payments under the New Zealand 2023 Senior Facilities Agreement and the New Zealand EIP receivables secured borrowing arrangement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 0.39% to 3.20%. Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts was insignificant at both March 31, 2022 and December 31, 2021. As of March 31, 2022, the total notional amount of these agreements was $201.0 million NZD ($139.6 million based on the exchange rate as of March 31, 2022). The agreements have effective dates from June 30, 2018 through September 30, 2022 and termination dates from June 30, 2022 through March 31, 2025. During the three months ended March 31, 2022, interest rate swap agreements with a total notional amount of $10.0 million NZD ($6.9 million based on the exchange rate as of March 31, 2022) matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended March 31,
	2022	2021
Non-cash gain from change in fair value recorded in Other, net	$1,669	$935
Net cash settlement	$284	$613

Forward Exchange Contracts:

In March 2022, the Company entered into a forward exchange contract to mitigate exposure to fluctuations in the NZD to USD exchange rate for a portion of the proceeds we expect to receive from the 2degrees Sale. The foreign exchange contract secures a New Zealand Dollar foreign exchange rate based on a sliding scale which includes rates of 0.6688 at May 31, 2022 and 0.6677 at the June 30, 2022 long-stop date for $450 million USD ($674 million NZD), which approximates the amount of the USD denominated debt related obligations of TISP that will be paid upon the closing of the 2degrees Sale. The foreign exchange rate was priced inclusive of a deal contingent feature such that if the 2degrees Sale does not close, the hedge contract will expire and terminate. A foreign exchange loss of $15.9 million was recognized in Other, net during the three months ended March 31, 2022, which reflects the differential between the contract price and the foreign exchange rate as of the balance sheet date and approximates the estimated settlements under this forward exchange contract, which is recorded in Other current liabilities and accrued expenses in the Condensed Consolidated Balance Sheets as of March 31, 2022.

At March 31, 2022, 2degrees had short-term forward exchange contracts to sell an aggregate of $2.9 million NZD and buy an aggregate of $2.0 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the three months ended March 31, 2022, short-term forward exchange contracts to sell an aggregate of $2.8 million NZD and buy an aggregate of $2.0 million USD matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. Foreign exchange gains were immaterial for both the three months ended March 31, 2022 and 2021. The estimated settlements under these forward exchange contracts were not material as of March 31, 2022 and 2021.

19

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 10 – EQUITY

TIP Inc. Capital Structure

TIP Inc.’s authorized share structure consists of two classes of shares, namely Common Shares and a special voting share (the “Special Voting Share”). As of March 31, 2022, there are no special voting shares outstanding.

TIP Inc. Common Shares:

TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of March 31, 2022, TIP Inc. had 85,826,853 Common Shares outstanding which reflects the forfeiture of 1,675,336 Common Shares on February 7, 2022. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares voted together as a single class with the Special Voting Share, while the Special Voting Share was outstanding, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. In 2021, the board of directors determined that it is in the best interests of TIP Inc. not to pay a dividend until further notice. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc.

As of March 31, 2022, TIP Inc. held a 100% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”).

New Island Cellular Common Shares:

Trilogy LLC had a non-interest bearing loan outstanding to New Island Cellular, LLC (“New Island”), an entity with which a former member and manager of Trilogy LLC is affiliated, in an aggregate principal amount of approximately $6.2 million (the “New Island Loan”), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC’s 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. In connection with the redemption of Trilogy LLC Class C Units (the “Class C Units”) owned by New Island in 2021, the New Island Loan was forgiven and accounted as an equity transaction with no impact to the Condensed Consolidated Statements of Operations. The related 2,129,623 Common Shares issued to New Island in connection with the redemption may be forfeited prior to the closing of the 2degrees Sale, or, if such forfeiture does not occur, any cash distributions made in respect of these shares are currently expected to be repaid to the Company. The New Island Loan was unsecured at the time of its cancellation and the value of the Common Shares at the time of the loan cancellation was less than the outstanding balance of the loan.

Forfeitable Founders Shares:

At March 31, 2022, there were no outstanding forfeitable founders shares (“Forfeitable Founders Shares”), as all were forfeited on February 7, 2022 pursuant to the terms of contractual arrangements. The Forfeitable Founders Shares have been removed from the Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Changes in Shareholders’ Deficit as of March 31, 2022 and they are in the process of being administratively cancelled.

Warrants:

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants is based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. TIP Inc. had 13,402,685 warrants outstanding as of December 31, 2021, all of which expired unexercised on February 7, 2022. Accordingly, as of March 31, 2022, there were no warrants outstanding.

Trilogy LLC Capital Structure

The equity interests in Trilogy LLC historically consisted of three classes of units; however, as of March 31, 2022, only Class B Units were outstanding.

Class A Units:

The Class A Units of Trilogy LLC (“Class A Units”) possessed all the voting rights under the Trilogy LLC amended and restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”) prior to the redemption of all of the Class C Units described below, but had only nominal economic value and no right to participate in the appreciation of the economic value of Trilogy LLC. As a result of such redemption of all Class C Units, Trilogy Intermediate Holdings became the holder of all of the issued and outstanding equity interests in Trilogy LLC and the Class A Units ceased to be outstanding. All of the Class A Units were indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, had full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement.

20

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Class B Units:

TIP Inc. indirectly held the Class B Units of Trilogy LLC (the “Class B Units”) through Trilogy Intermediate Holdings. As a result of the redemption of all Class C Units, Trilogy Intermediate Holdings became the holder of all of the issued and outstanding equity interests in Trilogy LLC. The Class B Units represented TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement while the Class C Units were outstanding and were required at all times to be equal to the number of outstanding Common Shares. As of March 31, 2022, there were 85,826,853 Class B Units outstanding, which reflects the forfeiture of 1,675,336 Common Shares on February 7, 2022.

Class C Units:

As of March 31, 2022, all Class C Units have been redeemed. The Class C Units were held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units were pro rata with the Class B Units held by Trilogy Intermediate Holdings. Holders of Class C Units had the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. The redemptions were settled primarily in the form of Common Shares. Class C Units had voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. In 2021, all Class C Units were redeemed and accordingly, as of March 31, 2022, there were no Class C Units outstanding and the Special Voting Share ceased to be outstanding.

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income is presented below:

	As of March 31, 2022	As of December 31, 2021
Cumulative foreign currency translation adjustment	$9,158	$6,860
Total accumulated other comprehensive income	$9,158	$6,860

NOTE 12 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of March 31, 2022	As of December 31, 2021
2degrees	$43,614	$39,393
NuevaTel	(5,659)	(3,630)
Salamanca Solutions International LLC	(1,104)	(908)
Noncontrolling interests	$36,851	$34,855

21

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 13 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue:

We operate and manage our business in two reportable segments based on geographic region: New Zealand and Bolivia. We disaggregate revenue into categories to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including the type of product offering provided, the type of customer and the expected timing of payment for goods and services. See Note 17 – Segment Information for additional information on revenue by segment.

The following table presents the disaggregated reported revenue by category:

	Three Months Ended March 31, 2022
	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$51,539	$11,868	$-	$63,407
Prepaid wireless service revenues	24,968	11,592	-	36,560
Fixed broadband service revenues(1)	26,202	1,463	-	27,665
Equipment sales	24,086	39	-	24,125
Other wireless service and other revenues(1)	1,894	1,652	54	3,600
Total revenues	$128,689	$26,614	$54	$155,357

	Three Months Ended March 31, 2021
	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$49,276	$15,399	$-	$64,675
Prepaid wireless service revenues	26,329	16,388	-	42,717
Fixed broadband service revenues(1)	26,162	1,084	-	27,246
Equipment sales	30,862	224	-	31,086
Other wireless service and other revenues(1)	1,651	1,868	88	3,607
Total revenues	$134,280	$34,963	$88	$169,331

(1)Beginning in 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues associated with the Company’s fixed broadband product in New Zealand and Bolivia. As a result, fixed LTE service revenues were reclassified from Other wireless service and other revenues and are now included as a component of Fixed broadband service revenues.

Contract Balances:

The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our Condensed Consolidated Balance Sheets represent an unconditional right to consideration. Contract balances represent amounts from an arrangement when either the Company has performed, by providing goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to us in advance of obtaining control of the goods and/or services promised to the customer in the contract.

Contract assets primarily relate to our rights to consideration for goods or services provided to the customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue is allocated between wireless services and equipment revenues. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset is reclassified as an account receivable as wireless services are provided and amounts are billed to the customer. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. Contract asset balances are presented in our Condensed Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets. We assess our contract assets for impairment on a quarterly basis and will recognize an impairment charge to the extent their carrying amount is not recoverable. For the three months ended March 31, 2022 and 2021, the impairment charges related to contract assets were insignificant.

22

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table represents changes in the contract assets balance:

	Contract Assets
	2022	2021
Balance at January 1	$1,413	$1,494
Increase resulting from new contracts	1,881	145
Contract assets reclassified to a receivable or collected in cash	(868)	(446)
Foreign currency translation	50	(23)
Balance at March 31	$2,476	$1,170

Deferred revenue arises when we bill our customers and receive consideration in advance of providing the goods or services promised in the contract. For prepaid wireless services and fixed broadband services, we typically receive consideration in advance of providing the services, which is the most significant component of the contract liability deferred revenue balance. Deferred revenue is recognized as revenue when services are provided to the customer.

The following table represents changes in the contract liabilities deferred revenue balance:

	Deferred Revenue
	2022	2021
Balance at January 1	$25,851	$27,386
Net increase in deferred revenue	21,095	21,684
Revenue recognized related to the balance existing at January 1	(22,473)	(22,433)
Foreign currency translation	344	(699)
Balance at March 31	$24,817	$25,938

Remaining Performance Obligations:

As of March 31, 2022, the aggregate amount of transaction price allocated to remaining performance obligations was approximately $2.8 million, which is primarily composed of expected revenues allocated to service performance obligations related to our fixed-term wireless plans. We expect to recognize approximately 65% of the revenue related to these remaining performance obligations over the next 12 months and the remainder thereafter. We have elected to apply the practical expedient option available under Topic 606, Revenue from Contracts with Customers (“Topic 606”), that permits us to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less.

Contract Costs:

Topic 606 requires the recognition of an asset for incremental costs to obtain a customer contract. These costs are then amortized to expense over the respective periods of expected benefit. We recognize an asset for direct and incremental commission expenses paid to external and certain internal sales personnel and agents in conjunction with obtaining customer contracts. These costs are amortized and recorded ratably as commission expense over the expected period of benefit, which typically ranges from 1 to 3 years. Further, we have elected to apply the practical expedient available under Topic 606 that permits us to expense incremental costs immediately for costs with an estimated amortization period of less than one year. Contract costs balances are presented in the Condensed Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets.

Capitalized contract costs are assessed for impairment on a periodic basis. There were no impairment losses recognized on capitalized contract costs for the three months ended March 31, 2022 and 2021.

23

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table represents changes in the contract costs balance:

	Contract Costs
	2022	2021
Balance at January 1	$18,628	$19,586
Incremental costs of obtaining and contract fulfillment costs	3,223	4,534
Amortization included in operating costs	(3,985)	(3,676)
Foreign currency translation	250	(509)
Balance at March 31	$18,116	$19,935

NOTE 14 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period using the treasury stock method.

In calculating diluted net loss per share, if the change in fair value of the warrant liability is dilutive, the numerator and denominator are adjusted for such change and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money. The warrants expired on February 7, 2022.

For the three months ended March 31, 2022 and 2021, the warrants were out of the money and no adjustment was made to exclude the gain recognized by TIP Inc. for the change in fair value of the warrant liability. A gain of $0.1 million resulted from the change in fair value of the warrant liability for both the three months ended March 31, 2022 and 2021, respectively. For the three months ended March 31, 2022, there were no Class C units outstanding and for the three months ended March 31, 2021, the Class C Units were anti-dilutive. The gain from the warrant liability was more than offset with other TIP Inc. expenses for the three months ended March 31, 2022 and 2021, resulting in an increased the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being antidilutive when included on a weighted average basis as if redeemed.

The components of basic and diluted earnings per share were as follows:

	Three Months Ended March 31,
(in thousands, except per share amounts)	2022	2021
Numerator:
Net loss attributable to TIP Inc. - basic and diluted	$(29,812)	$(8,743)

Denominator:
Basic and diluted weighted average Common Shares outstanding	86,557,970	58,787,521

Net loss per share:
Basic and diluted	$(0.34)	$(0.15)

24

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2022 and 2021 because the effect was either anti-dilutive or the conditions for vesting were not met:

	Three Months Ended March 31,
	2022	2021
Class C Units	-	26,423,275
Warrants	5,509,993	13,402,685
Forfeitable Founders Shares	688,749	1,675,336
Unvested RSUs	3,364,753	2,631,677
Weighted average Common Shares excluded from calculation of diluted net loss per share	9,563,495	44,132,973

NOTE 15 – LEASES

We lease cell sites, retail stores, offices, vehicles, equipment and other assets from third parties under operating and finance leases. We determine whether a contract is a lease or contains a lease at contract inception, and this assessment requires judgment including consideration of factors such as whether we have obtained substantially all of the rights to the underlying assets and whether we have the ability to direct the use of the related assets. Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and the lease liability represents our obligation to make payments arising from the lease. Lease liabilities are recognized at commencement date based on the present value of the remaining lease payments over the lease term. As the rates implicit in our leases are not readily determinable, our incremental borrowing rate is used in calculating the present value of the sum of the lease payments, and determining the rate used for discounting these payments requires judgment. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives, or initial direct costs. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that would be paid to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We use an unsecured borrowing rate and risk adjust that rate to approximate a collateralized rate for each geographic region in which we conduct business. Our typical lease arrangement includes a non-cancellable term with renewal options for varying terms depending on the nature of the lease. We include the renewal options that are reasonably certain to be exercised as part of the lease term, and this assessment is also an area of judgment. For cell site locations, optional renewals are included in the lease term based on the date the sites were placed in service and to the extent that renewals are reasonably certain based on the age and duration of the sites. For other leases, renewal options are typically not considered to be reasonably certain to be exercised.

We have certain lease arrangements with non-lease components that relate to the lease components, primarily consisting of maintenance and utility costs that are paid to the lessor. Non-lease components and the lease components to which they relate are accounted for together as a single lease component for all asset classes. Certain leases contain escalation clauses or payment of executory costs such as taxes, utilities and maintenance. We recognize lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether lease payments are fixed or variable.

25

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The components of total lease cost, net consisted of the following:

		Three Months Ended March 31,
	Classification	2022	2021
Operating lease cost:(1)
	Cost of service	$7,107	$8,146
	Sales and marketing	588	678
	General and administrative	1,101	928
		$8,796	$9,752
Financing lease cost:
Amortization of ROU assets	Depreciation, amortization and accretion	274	380
Interest on lease liabilities	Interest expense	93	125
Total net lease cost		$9,163	$10,257

(1)Operating lease costs include variable and short-term lease costs, both of which were immaterial for the periods presented.

Sublease income was not significant for the periods presented.

Balance sheet information related to leases as of March 31, 2022 and December 31, 2021 consisted of the following:

	Classification	As of March 31, 2022	As of December 31, 2021
Assets
Operating	Operating lease ROU assets, net	$118,979	$120,414
Financing	Property and equipment, net	2,135	2,390
Total lease assets		$121,114	$122,804

Liabilities
Current liabilities
Operating	Short-term operating lease liabilities	$19,676	$19,315
Financing	Current portion of debt and financing lease liabilities	877	1,049
Long-term liabilities
Operating	Non-current operating lease liabilities	165,841	168,437
Financing	Long-term debt and financing lease liabilities	2,623	2,756
Total lease liabilities		$189,017	$191,557

The following table presents cash flow information for leases for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$8,010	$6,965
Operating cash flows for finance leases	$93	$125
Financing cash flows for finance leases	$321	$417

Right-of-use-assets obtained in exchange for new lease liabilities were not significant for the periods presented.

26

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The weighted-average remaining lease term and the weighted-average discount rate of our leases at March 31, 2022 and December 31, 2021 are as follows:

	As of March 31, 2022	As of December 31, 2021
Weighted-average remaining lease term (years)
Operating leases	9	9
Finance leases	6	6

Weighted-average discount rate
Operating leases	7.3%	7.3%
Finance leases	10.4%	10.5%

The Company’s maturity analysis of operating and finance lease liabilities as of March 31, 2022 are as follows:

	Operating Leases	Finance Leases
Remainder of 2022	$24,250	$969
2023	31,360	786
2024	30,531	595
2025	29,710	407
2026	28,276	282
2027	26,771	333
Thereafter	82,068	1,061
Total lease payments	252,966	4,433
Less interest	(67,449)	(933)
Present value of lease liabilities	185,517	3,500
Less current obligation	(19,676)	(877)
Long-term obligation at March 31, 2022	$165,841	$2,623

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments:

The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2021. The disclosures below relate to purchase commitments with significant events occurring during the three months ended March 31, 2022.

New Zealand

2degrees has outstanding commitments with Ericsson Communications Limited (“Ericsson”) through 2025, under which Ericsson will provide software, hardware and professional services for certain core network projects and for the supply of Radio Access Network (“RAN”) equipment and professional services in connection with 2degrees’ 5G deployment. The commitments with Ericsson also include provision of all relevant technical support services (including software updates and upgrades for purchased core and RAN products) and other related support services such as spare parts maintenance for the RAN program. This commitment declined in respect of the obligations met, partially offset by the impact of foreign currency during the three months ended March 31, 2022 and is included as a component of the remaining commitments in the table below.

In September 2020, 2degrees signed a three-year purchase agreement, effective as of September 1, 2020, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (which commenced with the third quarter of 2020). As part of the purchase agreement, 2degrees committed to allocate a certain portion of its advertising budget per contract year to related marketing. This commitment declined in respect of the obligations met, partially offset by the impact of foreign currency during the three months ended March 31, 2022 and is included as a component of the remaining commitments in the table below.

27

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

In August 2017, the New Zealand government signed an agreement with a New Zealand wireless carriers’ joint venture group, consisting of 2degrees, Vodafone and Spark New Zealand Limited, to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). 2degrees paid $0.7 million and $1.5 million under the RBI2 Agreement during the three months ended March 31, 2022 and 2021, respectively, and such payments were included in investing activities in the Condensed Consolidated Statements of Cash Flows. As of March 31, 2022 and December 31, 2021, investment in this joint venture was $14.0 million and $13.2 million, respectively, and was included in Other assets in the Condensed Consolidated Balance Sheets. 2degrees’ estimated outstanding obligation for investments under the RBI2 Agreement does not include potential operating expenses or capital expenditure upgrades associated with the RBI2 Agreement. This commitment declined in respect of the obligations met, partially offset by the impact of foreign currency during the three months ended March 31, 2022 and is included as a component of the remaining commitments in the table below.

Total purchase commitments for each of the next five years for New Zealand as of March 31, 2022, based on exchange rates as of that date, are as follows:

Years Ending December 31,
Remainder of 2022	$86,561
2023	24,700
2024	17,572
2025	10,666
2026	8,339

Bolivia

As of March 31, 2022, NuevaTel has purchase commitments through 2031 with various vendors which have not changed significantly individually from the year ended December 31, 2021.

The Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”), has conditioned the 4G license awarded to NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96-month period from urban to rural areas. Although NuevaTel has met its 4G launch commitments thus far, it is required to build 4G LTE sites in all of the 339 municipalities of Bolivia by October 2022. Although these commitments have been met to date, NuevaTel anticipates that it will be delinquent in meeting this obligation in the future and as a result could be fined approximately $0.2 million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to initiate LTE service in a timely fashion. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. NuevaTel is evaluating these requirements and related plans in light of the liquidity and cash challenges experienced by the business as discussed above. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – Impact of COVID-19 on our Business.

Contingencies:

General

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in these Notes to our Condensed Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

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TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Bolivian Regulatory Matters

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. As to many of these outages, the Bolivian regulatory authority, the ATT investigates if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. Following numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing (the “Ministry”), NuevaTel accrued $4.5 million in the third quarter of 2018 in Other current liabilities and accrued expenses as presented in the Condensed Consolidated Balance Sheets as of March 31, 2022 and December 31, 2021. NuevaTel has prosecuted numerous appeals regarding the imposition of this fine. In June 2021, the Bolivian Supreme Tribunal of Justice (the “Tribunal”) annulled the fine and remanded the matter to the Ministry and the ATT to reconsider evidence concerning the outage (which may include evidence submitted by NuevaTel that the outage was due to circumstances beyond its reasonable control). In October 2021, the Ministry reinstated the $4.5 million fine relating to the 2015 service outage and in January 2022 NuevaTel filed a new appeal before the Tribunal. In September 2021, NuevaTel was notified that the ATT would proceed with collection of the fine, notwithstanding NuevaTel’s appeal; however, a notice to remit payment has not been issued, and although the ATT could attempt to seek certain remedies, such as freezing NuevaTel’s bank accounts or placing liens on NuevaTel’s assets, no such measures have yet been pursued. Due to the uncertainty regarding the timing and reduction of the fine, the previously recorded amount of $4.5 million continued to be accrued as of March 31, 2022.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Tribunal in regard to the manner in which the fine was calculated. In December 2017, the Tribunal rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.

Due to liquidity issues, as discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, NuevaTel has taken a number of actions to conserve cash. Several of these actions could increase NuevaTel’s exposure to regulatory enforcement actions or claims by contractual counterparties should it be in default in meeting its obligations under relevant lease, service and supply agreements. Specifically, NuevaTel was obligated to prepay an annual spectrum usage fee of approximately $9.5 million to the ATT in January 2022. In the first quarter of 2022, NuevaTel paid 25% of the amount due, advising the ATT that it would pay the balance in monthly installments over the course of 2022. The ATT objected to the prorated payment and assessed a 6% interest and a 10% penalty with respect to late payment of the spectrum fee. However, the ATT did not indicate that it would bring any enforcement action against NuevaTel with respect to delinquent payments in 2022. NuevaTel is also obligated to deploy 4G LTE services by October 2022 in numerous municipalities where it does not yet have network infrastructure. Although these commitments have been met to date, NuevaTel anticipates that it will be delinquent in meeting this obligation in the future and as a result could be fined approximately $0.2 million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to comply with a warning and deadline notification to initiate LTE service in those municipalities. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. Additionally, since November 2021, NuevaTel has deferred payments due under other contracts with various suppliers and vendors. To date, none of the counterparties to these contracts has asserted that NuevaTel is in breach of its payment obligations. Finally, should NuevaTel need to reduce staff in order to manage ongoing operating expenses, it will be required to pay certain retirement, severance and accrued leave benefits to employees who are terminated. NuevaTel has reserved funds to cover these costs in the event that such termination liabilities are incurred. Although no claims have arisen to date and no contingency reserves have been recorded related to these topics since losses are not considered probable, management will continue to monitor the situation for potential claims.

Bolivia Tax Matter

During 2019, NuevaTel’s 2017 tax filings were selected for examination by the Bolivian tax authorities. The exam team concluded aspects of their audit and provided an assessment in June 2021, which challenged certain tax positions, including the deductibility of certain withholding taxes. The assessment totaled $2.9 million for 2017, with the potential for penalties and interest of up to approximately double the assessed amount. The potential tax effect of these positions could be in the range of approximately $2.0 million for each of the years not barred by the statute of limitations (years 2015 - 2021). NuevaTel intends to contest the adjustments proposed in the assessment if necessary and has engaged external counsel to assist with the examination process and with defending its position. In September 2021, the Bolivian tax authorities issued a resolution nullifying the original tax assessment, and a replacement assessment is expected to be issued. Although the outcome of this process cannot be predicted with certainty, we believe it is more likely than not that we will be successful in defending our tax positions based on legal and technical arguments. Accordingly, no reserve has been recorded related to this matter.

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TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 17 – SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

The table below presents financial information for our reportable segments and reconciles total Segment Adjusted EBITDA to Loss before income taxes:

	Three Months Ended March 31,
	2022	2021
Revenues
New Zealand	$128,689	$134,280
Bolivia	26,614	34,963
Unallocated Corporate & Eliminations	54	88
Total revenues	$155,357	$169,331

Segment Adjusted EBITDA
New Zealand	$32,825	$32,933
Bolivia	(451)	3,207

Equity-based compensation	(498)	(985)
Transaction and other nonrecurring costs	(2,484)	-
Depreciation, amortization and accretion	(18,122)	(28,180)
Loss on disposal of assets	(495)	(448)
Interest expense	(14,327)	(13,303)
Change in fair value of warrant liability	105	53
Other, net	(14,589)	1,823
Unallocated Corporate & Eliminations	(4,531)	(3,261)
Loss before income taxes	$(22,567)	$(8,161)

	As of March 31, 2022	As of December 31, 2021
Total assets
New Zealand	$627,989	$618,037
Bolivia	179,735	183,403
Unallocated Corporate & Eliminations	5,571	2,427
Total assets	$813,295	$803,867

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